SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 20 September, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	2Q2018 interim dividend allotments for scrip dated 20 September 2018

Exhibit 1.1

20 September 2018

BP p.l.c.
Second quarter interim dividend for 2018
Allotments for Scrip Dividend Programme
Ordinary shares

BP p.l.c. confirms it will allot and issue 89,859,998 ordinary shares of US$0.25 each ('shares') to shareholders who elected to receive ordinary shares (ISIN number GB0007980591) under the Scrip Dividend Programme as an alternative for the second quarter interim dividend for 2018, payable on 21 September 2018. This allotment and issue includes the election made by the Depositary, JPMorgan Chase Bank in order to issue ADSs to ADS holders who elected to receive ADSs under the Scrip Dividend Programme, as outlined below. The shares rank pari passu with the existing issued ordinary shares of BP p.l.c.

Following the issue of the above shares, the number of ordinary shares in issue will be 21,431,605,640 of which 1,373,272,955 are held as treasury shares leaving a balance of 20,058,332,685 ordinary shares with voting rights.

Application has been made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. Dealings in the shares are expected to commence on 21 September 2018.

American Depositary Shares ('ADSs')

In accordance with the terms of the Scrip Dividend Programme for ADS holders and the Deposit Agreement between BP p.l.c. and the Depositary, JPMorgan Chase Bank, 2,087,059.72 ADSs (ISIN number US0556221044)  (each representing 6 ordinary shares) are to be issued to ADS holders who elected to receive ADSs under the Scrip Dividend Programme. This number reflects an adjustment for the fee payable to the Depositary under the Deposit Agreement ($0.05 per ADS). Prior to the 2012 first quarter dividend payment stamp duty reserve tax ("SDRT") of 1.5% was deducted from this calculation, but following a tax tribunal decision in 2012, HM Revenue & Customs will no longer seek to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems. Application has been made to the New York Stock Exchange for the listing of the ADSs on the New York Stock Exchange. Dealings in the ADSs are expected to commence on 21 September 2018.

Details of the second quarter 2018 dividend are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 September 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary